November 30, 2015
VIA EDGAR TRANSMISSION

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and Commodities
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Washington, D.C. 20549-3561

Re:	BREF HR, LLC Form 10-K for the fiscal year ended December 31, 2015 Filed April 14, 2015 File No. 0-54532
Dear Ms. Monick:
BREF HR, LLC, a Delaware limited liability company (the “Company”), submits this letter in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 17, 2015, relating to the Form 10-K for the fiscal year ended December 31, 2014 of the Company (File No. 0-54532) (the “Form 10-K”) filed with the Commission on April 14, 2015. For ease of reference, we have repeated the Staff’s comment below in bold and included our response immediately below such comment.
Note 10. Commitments and Contingencies, page F-21

1.
We note your disclosure that you do not believe the outcome of the Mace/Mandown Action will have a material effect on certain financial statements. Please confirm for us and disclose in future filings, if true, that you do not believe the outcome will have a material effect on the financial statements as a whole, rather than certain individual financial statements.

Response: The Company confirms that it does not currently believe the outcome of the Mace/Mandown Action will have a material effect on the financial statements of the Company as a whole. The Company respectfully advises the Staff that it will disclose this information in future filings.

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The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *
Should any questions arise in connection with the filing or this response letter, please contact the undersigned at chad@hrhvegas.com or (702) 693-5005.
Sincerely,
BREF HR, LLC

/s/ Chad Konrad
Chad Konrad
Principal Financial Officer

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